

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2013

Via Email
Elena Kryukova
Chief Executive Officer
Snap Online Marketing Inc.
225 Cedar Hill Street, Suite 200
Marlborough, MA 01752

> **Re:** **Snap Online Marketing Inc.**
> **Registration Statement on Form S-1**
> **Filed February 4, 2013**
> **File No. 333-186415**

Dear Ms. Kryukova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You state that you qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. As such, please revise your prospectus to:

    *   State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your

risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

3.	Please clarify on the cover page that this registration statement constitutes the initial public offering of the company's common stock. Limit the cover page to one page and include only the information required by Item 501(b) of Regulation S-K. For example, revise to limit the discussion of risks in the fourth paragraph and provide a cross-reference to the risk factors section as required by Item 501(b)(5) of Regulation S-K. As another example, delete your statement that you intend to have your shares of common stock quoted on the Over-the-Counter Bulletin Board. Given your disclosure on page 14 that you have not taken any steps to enable your common stock to be quoted on the OTC Bulletin Board, disclosure regarding a future market does not appear appropriate on the cover page.

Prospectus Summary, page 5

4.	Please disclose in both the prospectus summary and in the risk factors that your auditor has expressed substantial doubt about the company's ability to continue as a going-concern.

5.	You state on page 7 of the prospectus summary that you will be required to provide increased disclosure as a smaller reporting company when and if you cease to be an emerging growth company. Please advise why you believe that you will be subject to increased disclosure requirements as a smaller reporting company and, if appropriate, expand your disclosure outlining those requirements.

Risk Factors, page 8

6.   We note that you provide some disclosure regarding your status as an "emerging growth company" in the prospectus summary but please discuss the risk factors associated with being an emerging growth company. For example, discuss the effects of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

Our officers, directors, consultants and advisors are involved in other businesses…,
page 9

7.   Please clarify your statement on page 10 that "each conflict of interest will be handled by the company based on the nature of the conflict and the individual involved in it" by discussing whether the company has policies and procedures for the review, approval or ratification of any related party transactions to handle such conflicts of interest.

Plan of Distribution, Terms of the Offering, page 19

8.   We note your disclosure on page 19 of the prospectus that one of the material changes that would entitle an investor to a refund of funds includes "an extension of the offering period beyond 180 days." This appears inconsistent with the terms of the subscription agreement that states that a material change would be "an extension of the offering period beyond 270 days." Please revise.

9.   We note that you plan to return monies to investors if a threshold minimum amount for investment has not been met and that you have not appointed an independent escrow agent to maintain investor funds prior to achieving the minimum offering. Please tell us how you intend to comply with Rule 10b-9 of the Exchange Act. Specifically, tell us what procedures are in place to ensure that funds will be promptly returned to investors.

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 23

10.   Please revise your liquidity discussion to indicate the likelihood that you will be able to meet your cash requirements for the next twelve months. In addition, disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Our Business

Plan of Operations, page 27

11.   We note your disclosure on page F-14 that one customer provided 100% of the company's revenues for the period ended December 31, 2012. However, your disclosure on page 27 suggests that you have more than one client "on a contract basis." Please revise to consistently reflect the number of customers or clients that you currently have and tell us what consideration you have given to discussing your relationship with this customer in the Business section and Risk Factor sections of the prospectus. Finally, tell us what consideration you have given to filing any of the customer contracts as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

12.   Please disclose, if true, that you only have two employees who also serve as the two directors. See Item 101(h)(4)(xii) of Regulation S-K.

Directors, Executive Officers and Control Persons, page 28

13.   We note your disclosure on page II-1 of the registration statement that all of your directors and executive officers reside outside of the United States. Please disclose on page 28 the countries in which each director and executive officer resides. Tell us what consideration you have given to including any risk factors associated with managing the business activities of the company outside of the United States.

Certain Relationships and Related Parties, page 31

14.   Please disclose the material terms of the consulting agreements with the Chief Executive Officer and Chief Financial Officer of the company, such as the scope of the consulting services, financial terms of the agreement, and the termination provisions.

Notes to Financial Statements

Note 8. Subsequent Events, page F-14

15.   Revise to disclose the date through which subsequent events have been evaluated, pursuant to ASC 855-10-50-1(a).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
Diane J. Harrison
Harrison Law, P.A.